SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

GENWORTH FINANCIAL, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Stock Options and Stock Appreciation Rights to Acquire

Class A Common Stock, $0.001 par value

(Title of Class of Securities)

37247D106

(CUSIP Number of Class of Securities (Underlying Class A Common Stock))

Leon E. Roday, Esq.

Senior Vice President, General Counsel and Secretary

Genworth Financial, Inc.

6620 West Broad Street

Richmond, Virginia 23230

(804) 281-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person)

Copies to:

John B. Shannon

Alston & Bird LLP

One Atlantic Center

1201 West Peachtree Street, NW

Atlanta, GA 30309-3424

(404) 881-7466

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$14,887,067	$831

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all stock options and stock appreciation rights that are eligible for exchange will be cancelled pursuant to this offer and exchanged for new stock options and stock appreciation rights. The new stock options and stock appreciation rights will cover a maximum aggregate of 3,308,237 shares of the issuer’s Class A common stock and have an approximate value of $14,887,067 as of July 7, 2009, calculated based on a Black-Scholes option pricing model.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A Form or Registration No.: N/A	Filing Party: N/A Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

EXPLANATORY NOTE

This Tender Offer Statement on Schedule TO relates to an offer by Genworth Financial, Inc., a Delaware corporation (the “Company”), to eligible employees to exchange Eligible Options and SARs (as defined below) for a reduced number of stock options and stock appreciation rights (the “Replacement Awards”) having an exercise (or base) price equal to the closing market price of the Company’s Class A common stock, par value $.001 (the “Common Stock”), as of the new grant date (the “Replacement Grant Date”), which will be the day following the date of the expiration of the offer. The offer will expire on August 18, 2009, unless extended by the Company (the “Expiration Date”). The Replacement Awards will be granted under the 2004 Genworth Financial, Inc. Omnibus Incentive Plan, as amended (the “Omnibus Plan”). This offer is being made upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Stock Options and Stock Appreciation Rights for Replacement Awards, dated July 13, 2009 (the “Offering Memorandum”), attached hereto as Exhibit (a)(1)(A).

Eligible Options and SARs are outstanding stock options and stock appreciation rights (“SARs”) awarded by the Company that (i) have an exercise (or base) price that is greater than the fifty-two week high closing price of the Common Stock as of the Expiration Date (and not below $19.50), (ii) were not granted within 12 months of the Expiration Date, and (iii) are not “conversion awards” granted by the Company’s former parent prior to the Company’s initial public offering and converted into Company awards.

Individuals employed by the Company or one of its subsidiaries as of July 13, 2009, other than the named executive officers and members of the Board of Directors of the Company, who hold one or more grants of Eligible Options or SARs and who remain employed as of the Expiration Date, will be eligible to participate in the exchange offer. Specifically, employees of Genworth’s subsidiaries located in the following countries who hold one or more grants of Eligible Options or SARs and who remain employed as of the Expiration Date will be eligible to participate in the exchange offer: Australia, Canada, Denmark, Finland, France, Germany, Greece, Ireland, Italy, New Zealand, Norway, Portugal, Spain, Sweden, Switzerland, United Kingdom and United States.

The information in the Offering Memorandum is incorporated herein by reference to answer the items required in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet – Questions and Answers” in the Offering Memorandum is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The issuer is Genworth Financial, Inc., a Delaware corporation. The Company’s principal executive offices are located at 6620 West Broad Street, Richmond, Virginia 23230 and the telephone number is (804) 281-6000.

(b) Securities. The information set forth in the Offering Memorandum under “Summary Term Sheet – Questions and Answers,” “Eligible Employees; Eligible Options and SARs; Expiration Date; Replacement Awards,” “Acceptance of Eligible Options and SARs for Exchange; Issuance of Replacement Awards,” “Price Range of Our Common Stock,” and “Source and Amount of Consideration; Terms of Replacement Awards” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Offering Memorandum under “Price Range of Our Common Stock” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

The Company is both the filing person and the subject company. The information set forth under Item 2(a) above and in the Offering Memorandum under “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the Offering Memorandum under “Summary Term Sheet – Questions and Answers,” “Eligible Employees; Eligible Options and SARs; Expiration Date; Replacement Awards,” “Procedures for Tendering Eligible Options and SARs,” “Rights to Withdraw or Change Election,” “Acceptance of Eligible Options and SARs for Exchange; Issuance of Replacement Awards,” “Conditions of the Exchange Offer,” “Source and Amount of Consideration; Terms of Replacement Awards,” “Information Concerning Us; Financial Information,” “Status of Eligible Options and SARs Acquired by Us in This Exchange Offer,” “Accounting Consequences of This Exchange Offer,” “Legal Matters; Regulatory Approvals,” “Material United States Tax Consequences,” “Material Income Tax Consequences and Certain Other Considerations for Employees Who Reside Outside of the United States,” “Extension of Exchange Offer; Termination; Amendment,” Schedule A to the Offering Memorandum and Schedule B to the Offering Memorandum is incorporated herein by reference.

(b) Purchases. The information set forth in the Offering Memorandum under “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Agreements Involving the Subject Company’s Securities. The information set forth in the Offering Memorandum under “Procedures for Tendering Eligible Options and SARs” and “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference. The Omnibus Plan and related forms of Stock Option and Stock Appreciation Rights Award Agreements attached hereto as Exhibits (d)(1) – (d)(3) also contain information regarding the Company’s securities.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offering Memorandum under “Purpose of This Exchange Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offering Memorandum under “Acceptance of Eligible Options and SARs for Exchange; Issuance of Replacement Awards,” “Status of Eligible Options and SARs Acquired by Us in This Exchange Offer” and “Accounting Consequences of This Exchange Offer” is incorporated herein by reference.

(c) Plans. The information set forth in the Offering Memorandum under “Information Concerning Us; Financial Information” and “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offering Memorandum under “Source and Amount of Consideration; Terms of Replacement Awards” and “Fees and Expenses” is incorporated herein by reference.

(b) Conditions. The information set forth in the Offering Memorandum under “Conditions of the Exchange Offer” and “Extension of Exchange Offer; Termination; Amendment” is incorporated herein by reference.

(d)  Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offering Memorandum under “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offering Memorandum under “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

Not applicable.

Item 10. Financial Statements.

(a) Financial Information. The information set forth in Item 8, Financial Statements and Supplementary Data to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, and the information set forth in Item 1, Financial Statements in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009, is incorporated herein by reference. The pro forma condensed consolidated financial statements filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 10, 2009 are also incorporated herein by reference. In addition, the financial information contained in the Offering Memorandum under “Information Concerning Us; Financial Information,” and referenced in “Additional Information” is incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offering Memorandum under “Risk Factors,” “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities,” and “Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b) Other Material Information. Not applicable.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options and Stock Appreciation Rights for Replacement Awards, dated July 13, 2009.

(a)(1)(B)	Intranet Posting Upon Commencement.

(a)(1)(C)	Exchange Offer Information in Manager’s Discussion Guide.

(a)(1)(D)	Form of CEO Communication to Genworth Eligible Employees.

(a)(1)(E)	Attachment to CEO Communication – Details of the Equity Exchange Offer.

(a)(1)(F)	Schedule for Informational Sessions.

(a)(1)(G)	Form of Communication to Certain Genworth Eligible Employees Without E-mail Access.

(a)(1)(H)	Presentation Materials From Informational Sessions.

(a)(1)(I)	Screenshots from the Exchange Offer Website.

(a)(1)(J)	Instructions for Website Customer Service Representatives.

(a)(1)(K)	Form of Election Form.

(a)(1)(L)	Form of Reminder E-mail Communication to Genworth Eligible Employees.

(a)(1)(M)	Form of E-mail Communication Requesting Election Signature.

(a)(1)(N)	Form of E-mail Confirmation of Receipt of Election Signature.

(a)(1)(O)	Form of E-mail Confirmation of Acceptance of Tendered Eligible Options and SARs.

(a)(1)(P)	Form of E-mail Communication for Election Rejection (Missing Election Signature).

(a)(1)(Q)	Form of E-mail Communication for Election Rejection (Improperly Signed or Submitted Election).

(a)(1)(R)	The Company’s Annual Report on Form 10-K for the period ended December 31, 2008, as filed with the Securities and Exchange Commission on March 2, 2009 and incorporated herein by reference.

(a)(1)(S)	The Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009, as filed with the Securities and Exchange Commission on May 8, 2009 and incorporated herein by reference .

(a)(1)(T)	The Company’s Current Reports on Form 8-K, as filed with the Securities and Exchange Commission on February 13, 2009, May 18, 2009 and July 10, 2009 and incorporated herein by reference.

(d)(1)(A)	2004 Genworth Financial, Inc. Omnibus Incentive Plan (incorporated by reference to Exhibit 10.56 to the Registration Statement on Form S-1 (No. 333-112009)).

(d)(1)(B)	First Amendment to the Genworth Financial, Inc. 2004 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007).

(d)(1)(C)	Second Amendment to the Genworth Financial, Inc. 2004 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated May 18, 2009).

(d)(2)

Form of Stock Option Award Agreement under the Genworth Financial, Inc. 2004 Omnibus Incentive Plan

(incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q for the quarterly period ended

September 30, 2007).

(d)(3)	Form of Stock Appreciation Rights Award Agreement under the Genworth Financial, Inc. 2004 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007).

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENWORTH FINANCIAL, INC.

By:	/s/ Michael D. Fraizer
Name:	Michael D. Fraizer
Title:	Chairman of the Board, President and Chief Executive Officer

Date: July 13, 2009

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